SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

22 October 2024

 Prudential plc - Listing of new shares

Prudential plc (the "Company") announces that an application has been made to the Financial Conduct Authority and the London Stock Exchange for the listing of 2,639,821 ordinary shares of 5 pence each (the "Shares") to be admitted to the FCA Official List.

The admission date for the Shares is expected to be 23 October 2024. When issued, these Shares will rank pari passu with the existing ordinary shares.  The Shares will be issued by the Company in connection with the scrip dividend alternative for the 2024 first interim dividend. In particular, 40,000 of the Shares will be issued by the Company in connection with the share dealing facility which Prudential has made available to enable United Kingdom shareholders to participate in the scrip dividend alternative for the 2024 first interim dividend if they cannot provide an address in Hong Kong or details of a Hong Kong qualifying brokerage account (a requirement of holding shares on the Hong Kong line) (the "Dealing Facility").

Further announcements are expected to be made in respect of the applications for the listing and admission of ordinary shares to be issued in connection with the Dealing Facility.

Additional information

About Prudential plc
Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Contact

Tom Clarkson, Company Secretary, +44 (0)20 3977 9172

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 October 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By:/s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary